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                    APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23272
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997





                             CONTENTS



                                                          Page

Statements of Transfer Fees Charged                         1

Summary of Costs Incurred                                   2

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                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                    STATEMENTS OF TRANSFER FEES CHARGED
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997
                                      April 1997                     May 1997                          June 1997
                             Tons      Fee        Amount    Tons        Fee        Amount    Tons        Fee        Amount
                                    (per ton)     (000)              (per ton)     (000)              (per ton)      (000)
TRANSFER FEES CHARGED

  Appalachian Power Company:(a)
   -Mountaineer Plant. . .   137,937   $2.84      $392      139,642    $2.84       $397       95,209     $2.84       $270

  Ohio Power Company:(b)
   -Amos Plant (c) . . . .   134,591    N/A          1 (d)  130,977     N/A           1 (d)  122,628       N/A          1 (d)

         TOTAL BILLINGS. .   272,528              $393      270,619                $398      217,837                 $271

(a) Excludes any return on investment since the Company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with the utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal.  The settlement is  based on the  usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.

N/A Not Applicable
/TABLE
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
                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997

                                                               Three
                                                               Months
                                 April      May      June      Ended
                                 1997       1997     1997     6/30/97
                                           (in thousands)
Salaries and Benefits. . . . . . $ 84       $ 71     $ 65       $220
Depreciation . . . . . . . . . .   60         60       60        180
Taxes Other Than Income Taxes* .   17         17       17         51
Materials & Supplies . . . . . .   14         19       33         66
Electricity. . . . . . . . . . .   11         10        8         29
Other. . . . . . . . . . . . . .   87         80       88        255

          Total**. . . . . . . . $273       $257     $271       $801

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.
   These costs are reflected in salaries and benefits.
** Excludes cost of capital discussed in the footnotes on page 1.